UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024 (Report No. 2)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (this “Report”), of Wearable Devices Ltd. (the “Company”) consists of the Company’s: (i) Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2024, which are attached hereto as Exhibit 99.1; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2024, which is attached hereto as Exhibit 99.2; and (iii) a press release issued by the Company on September 23, 2024 titled “Wearable Devices Announces First Half 2024 Financial Results”, which is attached hereto as Exhibit 99.3.

This Report (other than the fifth, sixth and seventh paragraphs of Exhibit 99.3 furnished herewith) is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-269869 and 333-274343) and on Form F-3 (File No. 333-274841) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Wearable Devices Ltd.’s Unaudited Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2024.
99.2	Wearable Devices Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2024.
99.3	Press release titled “Wearable Devices Announces First Half 2024 Financial Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: September 23, 2024	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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